Walter L. Draney Partner	111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 D 312.845.3273 draney@chapman.com

February 11, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter relates to the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) relating to the Trust’s current series of “defined outcome” exchange traded funds – the Innovator S&P 500 Buffer ETF, Innovator S&P 500 Power Buffer ETF and Innovator S&P 500 Ultra Buffer ETF (the “S&P 500 Defined Outcome ETFs”).

As previously discussed, the Trust proposes to modify the instruments utilized by the S&P 500 Defined Outcome ETFs in pursuit of its defined outcome investment strategy (the “Modified Defined Outcome Strategy”). On December 20, 2018 (the “December Filing”), the Trust filed with the Commission a registration statement for its next quarterly (April) series of the S&P 500 Defined Outcome ETFs with the Modified Defined Outcome Strategy. On December 21, 2018, our Firm submitted via correspondence a letter to the Commission which outlined in detail the Modified Defined Outcome Strategy.

As a result of the U.S. federal government shutdown that occurred from December 22, 2018 until January 25, 2019, our Firm and the Trust had concerns that the Commission would not have sufficient opportunity to review the Modified Defined Outcome Strategy described in the December Filing in advance of the Trust’s April 1, 2019 quarterly S&P 500 Defined Outcome ETFs launch. As a result, on January 11, 2019, the Trust filed an additional registration statement for the April S&P 500 Defined Outcome ETF series (the “January Filing”). The January Filing reverted back to the S&P 500 Defined Outcome ETFs original investment strategy used by the current S&P 500 Defined Outcome ETFs and superseded the December Filing. The Trust intends to launch the April series of the S&P 500 Defined Outcome ETFs utilizing the disclosure in the January Filing following effectiveness of the registration statement.

The Trust continues to desire to change the S&P 500 Defined Outcome ETFs to the Modified Defined Outcome Strategy. The Trust intends to file a registration statement on or prior to February 13, 2019 for S&P 500 Defined Outcome ETFs which utilizes the Modified Defined Outcome Strategy. This filing will be contemplated for use by the Trust for a May series of S&P 500 Defined Outcome ETFs – the first series that is outside of its initial quarterly offerings (January, April, July, October). Upon Commission approval, the Trust intends to utilize the Modified Defined Outcome Strategy for each series of its S&P 500 Defined Outcome ETFs, with a series available for each month.

We greatly appreciate your continued attention to these filings. Please contact me at (312) 845-3273 with any questions or concerns.

Sincerely yours,

Chapman and Cutler llp

By:	/S/ Walter L. Draney
Walter L. Draney